33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address: MTRBJPJT

June 14, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings

The ~~Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

SUPPL

CONVOCATION NOTICE OF
THE 6TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

Dlw 6/19

June 6, 2007

To: Shareholders

Kazuo Tanabe
President
MITSUI TRUST HOLDINGS, INC.
33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.: 8309

CONVOCATION NOTICE OF THE 6TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

Notice is hereby given that the 6th Ordinary General Meeting of Shareholders of the Company will be held as set forth below. Your attendance is respectfully requested.

If you do not plan to attend this meeting, we would be grateful if you could indicate whether you are for or against the resolutions by the voting documents or by electromagnetic voting after examining the reference materials described below.

Description

1. Date and time: From 10:00 a.m. on Thursday, June 28, 2007

2. Place: In the conference room on the 16th floor at the Head Office of the Company located at 33-1, Shiba 3-chome, Minato-ku, Tokyo

3. Subject matters of the meeting:

Matters to be reported:

(1) Matters concerning the business report, consolidated financial statements, and the audit reports on consolidated financial statements made by the independent auditors and Board of Corporate Auditors for the 6th term (from April 1, 2006 to March 31, 2007)

(2) Matters concerning reports on the statement of accounts for the 6th term (from April 1, 2006 to March 31, 2007)

Matters to be resolved:

Agendum 1: Matters concerning distribution of surplus for the 6th term

Agendum 2: Matters concerning partial amendments to the Articles of Incorporation

Agendum 3: Matters concerning election of six (6) Directors due to termination of current terms of all Directors

Referential Documents Concerning the Ordinary General Meeting of Shareholders

1. Agenda and Reference

Agendum 1: Matters concerning distribution of surplus for the 6th term

The Company's basic policy concerning distribution of surplus is to endeavor to properly retain earnings and pay dividends stably, taking into account its public role as a financial institution. Under this policy and in consideration of the results, the Company proposes to pay dividend as indicated below.

(1) Asset type of distribution
To be paid in cash

(2) The dividend at the end of the term shall be 5 yen per ordinary share, which represents an increase of 1 yen from prior fiscal term. For preferred stock, the dividend shall be 14.4 yen per share annually for Class II preferred stock, and 20 yen per share annually for Class III preferred stock. The total amount of dividends to be paid as above will be 9,003,704,680 yen.

(3) The effective date for distribution of surplus
June 29, 2007

Agendum 2: Matters concerning partial amendments to the Articles of Incorporation

The Company would like to propose the following amendments to the Articles of Incorporation.

1. Reasons for amendments
   (1) The Company proposes to change the Group's brand name to "Chuo Mitsui," a brand name that has become well known with many clients through its retail services, with the aim of strengthening its brand awareness. (Article 1)

   This amendment to the Articles of Incorporation shall become effective on October 1, 2007, and Article 1 of the Supplementary Provision shall be newly added to that effect.

   (2) The Company proposes to delete the provisions of its Articles of Incorporation that relates to the Class I Preferred Stock, as it has already acquired and retired all the shares of the Class I Preferred Stock in July 2006. (Article 6; Article 15, Paragraph 1; Article15, Paragraph 3; Article 21, Paragraph 1)

   (3) The Company proposes to add a provision to its Articles of Incorporation to limit the appointment of voting proxies to one person, since such provisions have become standard. (Article 28)

2. Details of amendments
   Refer to the following chart

Current Articles of Incorporation	Proposed Amendment
Article 1. (Trade Name) The name of the Company shall be called MITSUI TRUST HOLDINGS KABUSHIKI KAISHA, which shall be written Mitsui Trust Holdings, Inc., in English.	Article 1. (Trade Name) The name of the Company shall be called CHUO MITSUI TRUST HOLDINGS KABUSHIKI KAISHA, which shall be written Chuo Mitsui Trust Holdings, Inc., in English.
Article 6. (Total Number of Shares authorized to be Issued) The total number of shares authorized to be issued by the Company shall be four billion three hundred and thirty-eight million four hundred and eighty-eight thousand six hundred and eighty-six (4,338,488,686) shares, the detail of which shall be as set forth below. Common stock: 4,068,332,436 shares Class I preferred stock: 20,000,000 shares Class II preferred stock: 93,750,000 shares Class III preferred stock: 156,406,250 shares	Article 6. (Total Number of Shares authorized to be Issued) The total number of shares authorized to be issued by the Company shall be four billion three hundred and eighteen million four hundred and eighty-eight thousand six hundred and eighty-six (4,318,488,686) shares, the detail of which shall be as set forth below. Common stock: 4,068,332,436 shares Class II preferred stock: 93,750,000 shares Class III preferred stock: 156,406,250 shares
Article 15. (Preferred Dividends) 1. In the case of payment of dividends from surplus as provided for in Article 52-1 hereof, the Company shall pay to the holders of shares of preferred stock (hereinafter referred to as the "Preferred Shareholders") or registered stock pledgees with respect to shares of preferred stock (hereinafter referred to as the "Registered Preferred Stock Pledgees"), in preference to the holders of shares of common stock (hereinafter referred to as the "Common Shareholders") or registered stock pledgees with respect to shares of common stock (hereinafter referred to as the "Registered Common Stock Pledgees") cash dividends from surplus in an amount as provided below (hereinafter referred to as the "Preferred Dividends"); provided, however, that if all or part of the Preferred Interim Dividends as provided for in Article 16 or preferred dividends paid from surplus as provided for in Article 52-2 have been paid at the record date during the fiscal year which includes dividends record date, the amount so paid shall be subtracted from the Preferred Dividends: Class I preferred stock: ¥40 per share Class II preferred stock: ¥14.40 per share Class III preferred stock: ¥20 per share 2. If the amount of the dividends from surplus actually paid to the Preferred Shareholders or Registered Preferred Stock Pledgees for any fiscal year falls short of the prescribed amount of the Preferred Dividends, the difference shall not accumulate to any subsequent fiscal year therefrom. 3. With respect to shares of Classes I through III	Article 15. (Preferred Dividends) 1. In the case of payment of dividends from surplus as provided for in Article 52-1 hereof, the Company shall pay to the holders of shares of preferred stock (hereinafter referred to as the "Preferred Shareholders") or registered stock pledgees with respect to shares of preferred stock (hereinafter referred to as the "Registered Preferred Stock Pledgees"), in preference to the holders of shares of common stock (hereinafter referred to as the "Common Shareholders") or registered stock pledgees with respect to shares of common stock (hereinafter referred to as the "Registered Common Stock Pledgees") cash dividends from surplus in an amount as provided below (hereinafter referred to as the "Preferred Dividends"); provided, however, that if all or part of the Preferred Interim Dividends as provided for in Article 16 or preferred dividends paid from surplus as provided for in Article 52-2 have been paid at the record date during the fiscal year which includes dividends record date, the amount so paid shall be subtracted from the Preferred Dividends: Class II preferred stock: ¥14.40 per share Class III preferred stock: ¥20 per share 2. If the amount of the dividends from surplus actually paid to the Preferred Shareholders or Registered Preferred Stock Pledgees for any fiscal year falls short of the prescribed amount of the Preferred Dividends, the difference shall not accumulate to any subsequent fiscal year therefrom. 3. With respect to shares of Classes II and III

preferred stock, no dividends exceeding the amount of the Preferred Dividends hereof shall be paid to the Preferred Shareholders or Registered Preferred Stock Pledgees.	preferred stock, no dividends exceeding the amount of the Preferred Dividends hereof shall be paid to the Preferred Shareholders or Registered Preferred Stock Pledgees.
Article 21. (Mandatory Conversion into Shares of Common Stock) 1. Shares of Classes I through III preferred stock with respect to which no request for acquisition as set forth in above article is made during the period for making requests for conversion, shall be mandatory acquired, as of the date immediately following the last day of such period for making requests for conversion (hereinafter referred to as the "Mandatory Conversion Date"), and instead, the Company shall deliver its own common stock to shareholders in the number obtained by dividing ¥1,600 by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's shares of common stock on the Tokyo Stock Exchange on each of the 30 trading days (disregarding any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date; provided, however, that such average price shall be obtained by calculating down to the hundredth of ¥1, and thereafter rounding to the nearest tenth of ¥1 with ¥0.05 being rounded upward. In this case, if such average falls below ¥400, the number of common stock to be delivered in exchange for the acquisition of preferred stock shall be obtained by dividing ¥1,600 by ¥400. 2. Fractions of one share obtained as a result of calculating the number or shares of common stock as set forth in the above paragraph, if any, shall be treated correspondingly to the consolidation of shares as provided for in Article 234 of the Company Act.	Article 21. (Mandatory Conversion into Shares of Common Stock) 1. Shares of Classes II and III preferred stock with respect to which no request for acquisition as set forth in above article is made during the period for making requests for conversion, shall be mandatory acquired, as of the date immediately following the last day of such period for making requests for conversion (hereinafter referred to as the "Mandatory Conversion Date"), and instead, the Company shall deliver its own common stock to shareholders in the number obtained by dividing ¥1,600 by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's shares of common stock on the Tokyo Stock Exchange on each of the 30 trading days (disregarding any trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date; provided, however, that such average price shall be obtained by calculating down to the hundredth of ¥1, and thereafter rounding to the nearest tenth of ¥1 with ¥0.05 being rounded upward. In this case, if such average falls below ¥400, the number of common stock to be delivered in exchange for the acquisition of preferred stock shall be obtained by dividing ¥1,600 by ¥400. 2. Fractions of one share obtained as a result of calculating the number or shares of common stock as set forth in the above paragraph, if any, shall be treated correspondingly to the consolidation of shares as provided for in Article 234 of the Company Act.
Article 28. (Exercise of Voting Rights by Proxy) Any shareholder may exercise his voting rights by proxy who shall be another shareholder of the Company having voting rights at the relevant General Meeting of Shareholders. In such a case, a shareholder or an agent should submit an instrument showing his authority to act as proxy to the Company for each General Meeting of Shareholders.	Article 28. (Exercise of Voting Rights by Proxy) Any shareholder may exercise his voting rights by one proxy who shall be another shareholder of the Company having voting rights at the relevant General Meeting of Shareholders. In such a case, a shareholder or an agent should submit an instrument showing his authority to act as proxy to the Company for each General Meeting of Shareholders.
<New Article>	Supplementary Provision Article 1. (Condition of Change in Trade Name) The change of trade name set forth in Article 1 shall become effective on October 1, 2007. This supplementary provision shall be deleted after the effectiveness of the change of trade name.

Agendum 3: Matters concerning the election of six (6) Directors due to termination of current terms of all Directors

Since all six (6) Directors' terms for office will expire at the close of the General Meeting of Shareholders, it is proposed that all six (6) Directors be reelected by shareholders.

The candidates for the Directors of Mitsui Trust Holdings, Inc. are as follows:

Name (date of birth)	Brief history and representative positions at corporations other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Kiichiro Furusawa (Mar. 12, 1939) [candidate for reelection]	Apr.1962: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1991: Appointed Director and GM of General Planning Div. of the Bank. May 1993: Appointed Director and GM of Osaka Branch of the Bank. Jun.1993: Appointed Managing Director and GM of Osaka Branch of the Bank. Oct.1994: Appointed Managing Director of the Bank. Jun.1996: Appointed Senior Managing Director of the Bank. May 1998: Appointed Deputy President of the Bank. Apr.1999: Appointed President of the Bank. Apr.2000: Appointed President of The Chuo Mitsui Trust & Banking Co., Ltd. Feb.2002: Appointed President of Mitsui Trust Holdings, Inc. Jun.2003: Resigned from President of The Chuo Mitsui Trust & Banking, Co., Ltd. Jun.2003: Appointed Chairman and President of Mitsui Trust Holdings, Inc. Jun. 2006: Appointed Chairman of the Company	Common stock 100,628 shares Class II preferred stock 0 shares Class III preferred stock 0 shares
Kazuo Tanabe (Sep. 29, 1945) [candidate for reelection]	Jul.1969: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1996: Appointed Director and GM of Loan Planning Div. of the Bank. May 1998: Appointed Managing Director and GM of Loan Planning Div. of the Bank. Apr.1999: Appointed Senior Managing Director of the Bank. Apr.2000: Appointed Senior Managing Director of The Chuo Mitsui Trust & Banking Co., Ltd. May 2001: Appointed Deputy President of the Bank. Feb.2002: Resigned from Deputy President of the Bank. Feb.2002: Appointed President of Mitsui Asset Trust & Banking Co., Ltd. Feb.2002: Appointed Deputy President of Mitsui Trust Holdings, Inc. Jun.2003: Resigned from President of Mitsui Asset Trust & Banking Co., Ltd. Jun.2003: Appointed President of The Chuo Mitsui Trust & Banking Co., Ltd. (current position) Jun. 2006: Appointed President of Mitsui Trust Holdings, Inc. (Representative positions at companies other than Mitsui Trust Holdings, Inc.) President of The Chuo Mitsui Trust & Banking Co., Ltd.	Common stock 46,515 shares Class II preferred stock 0 shares Class III preferred stock 0 shares

Name (date of birth)	Brief history and representative positions at corporations other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Tomohiro Ito (Mar. 15, 1945) [candidate for reelection]	Apr.1967: Joined The Chuo Trust & Banking Co., Ltd. Jun.1995: Appointed Director and GM of London Branch of the Bank. Aug.1997: Appointed Director of the Bank. Oct.1997: Appointed Director and GM of International Dept. of the Bank. Jun.1998: Appointed Director and GM of International Dept. and also GM of International Operations Center of the Bank. Jun.1998: Appointed Managing Director and GM of International Dept. and also GM of International Operation Center of the Bank. Dec.1998: Appointed Managing Director and GM of International Dept. of the Bank. Apr.2000: Appointed Senior Managing Director of The Chuo Mitsui Trust & Banking Co., Ltd. Feb.2002: Appointed Director and First Senior Executive Officer of the Bank. Feb.2002: Appointed Senior Managing Director of Mitsui Trust Holdings, Inc. Jun.2003: Resigned from Senior Managing Director of Mitsui Trust Holdings, Inc. Jun.2003: Appointed Deputy President of The Chuo Mitsui Trust & Banking Co., Ltd. Jun.2006: Resigned from Deputy President of the Bank Jun.2006 Appointed Deputy President of Mitsui Trust Holdings, Inc. (In charge of) Internal Audit Dept.	Common stock 25,210 shares Class II preferred stock 0 shares Class III preferred stock 0 shares
Jun Okuno (Jul. 30, 1950) [candidate for reelection]	Apr.1973: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1999: Appointed Director and GM of General Planning Div. of the Bank. Apr.2000: Appointed Director of The Chuo Mitsui Trust & Banking Co., Ltd. Apr.2000: Resigned from Director of the Bank. Apr.2000: Appointed Executive Officer and GM of General Planning Dept. of the Bank. Feb.2002: Resigned from Executive Officer and GM of General Planning Dept. of the Bank. Feb.2002: Appointed Managing Director and GM of General Planning Dept. of Mitsui Trust Holdings, Inc. Jun.2002: Appointed Managing Director of the Company. Jan.2004: Appointed Senior Executive Officer of The Chuo Mitsui Trust & Banking Co., Ltd. May 2006: Appointed First Senior Executive Officer of the Bank. (current position) Jun.2006: Appointed Senior Managing Director of Mitsui Trust Holdings, Inc. (In Charge of) Planning and Coordination Dept., Operations Administration Dept.	Common stock 25,930 shares Class II preferred stock 0 shares Class III preferred stock 0 shares

Name (date of birth)	Brief history and representative positions at corporations other than Mitsui Trust Holdings, Inc.	Number of shares of Mitsui Trust Holdings, Inc. held by such person
Ken Sumida (Dec. 28, 1950) [candidate for reelection]	Apr.1973: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1999: Appointed Director and GM of Personnel Div. of the Bank. Apr. 2000: Appointed Director of The Chuo Mitsui Trust & Banking Co., Ltd. Apr. 2000: Resigned from Director of the Bank. Apr. 2000: Appointed Executive Officer and GM of Personnel Planning Dept. of the Bank Feb.2002: Appointed Senior Executive Officer of the Bank. Jul. 2005: Appointed Senior Executive Officer of Mitsui Trust Holdings, Inc. May 2006: Appointed First Senior Executive Officer of The Chuo Mitsui Trust & Banking Co., Ltd. (current position) Jun. 2006: Appointed Senior Managing Director of Mitsui Trust Holdings, Inc. (In Charge of) Secretariat, General Affairs Dept., Personnel Dept., Risk Management Dept., Compliance Dept., Legal Dept.	Common stock 17,315 shares Class II preferred stock 0 shares Class III preferred stock 0 shares
Tadashi Kawai (Aug. 16, 1948) [candidate for reelection]	Jul.1971: Joined The Mitsui Trust & Banking Co., Ltd. Jun.1998: Appointed Director and GM of Head Office Business Div. III of the Bank. Apr.2000: Appointed Director of The Chuo Mitsui Trust & Banking Co., Ltd. Apr.2000: Resigned from Director of the Bank. Apr.2000: Appointed Executive Officer and GM of Osaka Branch of the Bank. May 2000: Appointed Senior Executive Officer and GM of Osaka Branch of the Bank. Mar.2001: Appointed Senior Executive Officer of the Bank. Jun.2001: Appointed Managing Director of the Bank. Feb.2002: Appointed Director and Senior Executive Officer of the Bank. Feb.2002: Appointed Managing Director of Mitsui Trust Holdings, Inc. Jun.2002: Appointed Director and First Senior Executive Officer of The Chuo Mitsui Trust & Banking Co., Ltd. Jun.2003: Resigned from Director and First Senior Executive Officer of the Bank. Jun.2003: Appointed President of Mitsui Asset Trust & Banking Co., Ltd. (current position) Jun.2003: Appointed Senior Managing Director of Mitsui Trust Holdings, Inc. Jun.2006 Appointed Director of Mitsui Trust Holdings, Inc. (Representative positions at companies other than Mitsui Trust Holdings, Inc.) President of Mitsui Asset Trust & Banking Co., Ltd.	Common stock 34,501 shares Class II preferred stock 0 shares Class III preferred stock 0 shares

Note: None of the candidates has a special interest in the Company.

END